March 14, 2008

Mr. Chris White, Branch Chief

U.S. Securities and Exchange Commission

Washington D.C. 20549-7010

Re: Razor Resources Inc.

Form 10-KSB for Fiscal Year Ended April 30, 2007

Filed August 10, 2007

Form 10-QSB for the Quarter Ended October 31, 2007

Filed December 14, 2007

File No. 0-51973

Dear Mr. White:

We are responding to your letter of March 7, 2008 with respect to the above. Enclosed please find the information you requested which is numbered below in the same manner as your aforementioned letter:

1. Amended filing of Form 10-KSB with revised disclosure in Item 8 to provide all of the information required by Item 304(a) of Regulation S-B regarding the change in accountants.

2. Amended filing of Form 10-KSB with a revised audit report from our independent registered public accounting firm.

3. Amended filing of Form 10-KSB which includes the audit opinion of our prior independent registered public accounting firm.

4. Amended filing of Form 10-QSB on which the wording for the "Notice to Reader" has been deleted. We confirm that our independent registered public accounting firm did in fact perform the necessary review.

Sincerely,

/s/ Jordan Welsh

Mr. Jordan Welsh, President

Razor Resources Inc.